
FLAGSHIP
FITNESS
FLAGSHIP

Invest $99.20 minimum investment

4(a)(6) offering provided by Netcapital Funding Portal, Inc. and 506(c) offering provided by Livingston Securities, Inc.

Invest


FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."

Introduction

Flagship Fitness is proposing to build a 64,000 square-foot facility providing a fitness and wellness resort in Ramsey, Minnesota, that will operate 24 hours a day, seven days a week. We plan to have experiences for the entire family and aim to be the ultimate social and athletic destination. Flagship plans to offer the best boutique programs and provide impressive services you'd expect from an upscale resort, all at affordable monthly rates.

Problem

Family lifestyles are changing, yet the health and fitness industry hasn't adapted to stay relevant. The number of overweight people is increasing at an alarming rate, and health clubs are not changing people's lifestyle, but instead just providing an area for people to exercise.

The Facts

The World Health Organization classifies obesity as the fifth leading risk of death in the world. Studies have linked obesity to higher risks for health complications like type 2 diabetes, heart disease, depression, respiratory problems, major cancers and more.

In Minnesota, 27.8% of adults are overweight or obese, while 27.7% of children aged between 10 and 17 are overweight or obese.

For residents of Ramsey, MN the current closest fitness facility is located approximately 12 miles away in the suburbs of Andover, MN. Given that fitness facilities area of market influence is to cover a demographic within a 5-7-mile radius, Ramsey, MN creates that opportunity for Flagship Fitness.



Current adult obesity rate (2016)
27.8%
Adult obesity rate in Minnesota (1990-2016)
Obesity rate by age (2016)
18-25
26-44
26.5%
45-64
32.7%
65+
28.6%
Obesity rate by race (2016)
White
27.3%
Black
30.4%
Latino
33.1%
Obesity rate by gender (2012)
Men
27.8%
Women
23.7%



Adult Obesity Rate by State, 2016
Percent of obese adults (Body Mass Index of 30+)
All States
Adult obesity rates, 1990 to 2016
Minnesota, 2016
Adult Obesity Rate
State Rank
27.8%
34
95% Confidence Interval +/- 0.8%
2012
2013
2014
2015
2016

Solution

Flagship Fitness aims to improve the lives of residents of Ramsey, MN and the surrounding communities by providing an upscale fitness and wellness facility. We plan to do this by providing state of the art workout equipment, highly trained instructors, personalized work out plans to fit individual needs, and a variety of classes and programs for an entire family. From the Flagship Café which will offer organic, healthy meal options and nutrition coaching led by licensed nutritionists, to the indoor aquatic center complete with a four-lane lap pool and zero depth entry family pool, to the Flagship Kids Academy which offers parents the ability to have uninterrupted workouts while their children are cared for by trained daycare providers, Flagship Fitness will be the place for families to come to have fun while getting healthy together.

There is an immediate opportunity for this type of facility in the Ramsey, MN area. This is made further evident by the fact that the Ramsey City Officials have committed to contributing $2.9 Million in subsidies to the development of Flagship Fitness.

Exceptional Spaces

Flagship Fitness plans to offer a state of the art cardio & weight floor; numerous pools; specialized studios; basketball, racquetball, and squash courts, and many more unique facilities to meet all fitness needs. Every space will be designed to inspire and energize. A full list of Flagship Fitness's planned features includes:

- Yoga Studio
- Pilate Studio
- Fitness Studio
- Indoor Aquatic Center
- Four-Lane Lap Pool
- Whirlpool
- Sauna
- Basketball Courts
- Cardio & Weight Floor
- GYM
- Indoor Cycle Studio
- State-of-the-Art Locker Rooms with Steam Rooms
- Flagship Café
- Nutrition Coaching (run by licensed Nutritionists)
- Flagship SPA
- Youth Club (ages 4-12) with Complete Interactive Video Arcade
- Flagship Kids Academy


FITNESS CENTER

The Hottest Classes

Move your body and lift your spirits with classes that deliver all-out intensity, restorative meditation and everything in between. Build muscle, learn new skills and improve your health in a supportive, fun-loving community. Some of the classes Flagship Fitness plans to offer include:

- Studio Classes
- Pilates
- Health Assessments
- Social Events
- Nutritional Coaching
- Weight Loss Programs
- Children Academy
- Personal Training
- Yoga/Hot Yoga
- Indoor Cycling
- Team Training
- Swimming Lessons

















Flagship SPA

Flagship Fitness plans to offer a full-service Day Spa. The Spa is a place to come heal, revive and transform yourself with skin, hair, nail and massage services. Members will be able to schedule a Spa service conveniently after their workout, or at any time. Non-members are welcome to schedule Spa services as well.

Massage



Hair



Nails



Skin



Flagship Café

The Flagship Café is the perfect pre or post workout stop for members to get organic, nutritionally balanced, tasty food. Flagship Café will not only offer real, wholesome goodness, but also help members take charge of their daily eating habits by offering nutrition coaching led by licensed Nutritionists.












Wellness & Comprehensive
Education Seminars

Passionate Performers

Flagship Fitness aims to motivate, encourage, and teach members with some of the best personal trainers and fitness instructors in the industry. Trainers and instructors will be there to customize work-out plans tailored to individual's fitness levels and goals, offering personalized training plans or team weight loss programs to make the journey to a healthier you as educational, fun, and comfortable as possible. Ask questions. Make us challenge you. Laugh with us.



More Than a Workout

Discover new ways to love yourself. Have more fun. Discover a new passion. Reinvent family time. Make new friends. One can do it all at Flagship Fitness.





Flagship Kids Academy

The Flagship Kids Academy will be run by licensed daycare providers who will watch, teach and play with your kids while you work out. From newborns to 8-year-olds, Flagship Kids Academy will keep your children entertained with music, reading, yoga, dance, and more.



Your Club, Their Adventure

While you use the club, babies, kids and tweens learn and play. Discover classes, sports, events– all in one fun place.







Your 'You' Time. Their Fun Time.

We'll watch, teach and play with your child every day, plus give your whole family extra fun time with special events. Our caring, qualified staff will be all about making Flagship a fun place for kids.



Market


Target Market
Elk River
Nowthen
5 Miles
3 Miles
1 Mile
Otsego
Ramsey
Dayton
Constance
Ham Lake
Albertville
Andover
St. Michael
Anoka
Rogers
Coon Rapids
Blaine
Demographics:
	3 Miles	5 Mile
Population	24,811	59,448
Household	8,500	21,657
Ave HH Income	$95,968	$87,074
Median HH Income	$84,377	$74,018

The Overall Fitness & Recreation Facility Market

The fitness market is a $25.3 billion industry with approximately $500 million being generated in Minnesota. Flagship Fitness has selected to open its facility in Ramsey Minnesota a suburb in the seven county Minneapolis/ St Paul Metro area.

A Closer Look at Ramsey

The City of Ramsey is a growing community and the population is expected to reach almost 26,400 by 2020. This will result in 9,400 households and a median age of 37.58. Ramsey boasts a large number of young families, with 44% of households having one or more members that are under the age of 18, compared to the average of 31.8% households across Minnesota.



Population and Households in Ramsey
2,360
647
10,093
2,660
12,408
3,620
18,510
5,906
23,668
8,033
24,811
8,500
26,400
9,400
30,700
11,300
34,700
13,000
1970
1980
1990
2000
2010
2014
2020
2030
2040
Population: Census
Population: Estimates
Population: Forecasts
Households: Census
Households: Estimates
Households: Forecasts

Statistics show that Ramsey residents and companies have been less affected by economic issues than any other region of Minnesota. Thus, jobs have continued to grow in the region at a rate of 6.05%, while an unemployment rate of 3.8% which is lower than the rest of Minnesota. Its average household income is 20% higher than that of the average State of Minnesota average household income.



Median Houshold Income
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$83,100
$66,157
$58,476
$52,762
Ramsey
Twin Cities
Minnesota
USA

In 2015, Flagship Fitness conducted a market analysis within a 5-mile radius of the proposed construction site, which indicated that we could acquire over 5,500 memberships by the end of our second year of operation. This projection is based on income, average age and number of children in households as compared to national averages of families and individuals that enroll in fitness facilities.

SAMPLE SURVEY QUESTIONS:

***10a.** How interested would you be in purchasing a membership to a new family fitness center, within a 10-minute drive? (N=350)*

***10b.** Would you want an individual or family membership?* (N=233)*



Definitely Not
13%
Depends
1%
Definitely
13%
Probably Not
18%
Probably
24%
Maybe**
31%
Family
85%
Individual
15%

SURVEY QUESTION	%		ADJUSTED HOUSEHOLD POPULATION *(4.5-mile Radius)**		REALISTIC AMOUNT OF POTENTIAL NEW MEMBERSHIPS
Definitely Join	13%	x	12,994*	=	1,689
Probably Join	24%	x	12,994*	=	3,119
Maybe Join	5%**	x	12,994*	=	4,028
TOTAL	**68%**	**x**	12,994*	**=**	**5,457**

**The Actual Household Population in a 5-mile radius of the proposed site is 21,657. The "Adjusted Area Household Population" (12,994) is 40% less, for a conservative number, than the Actual Household Population (21,657).*
***The management reduced expectations for the answer "Maybe join," by lowering the 31% to 5%.*

The choice of location is a strategic decision. The City of Ramsey is a growing community that has the resources and space to triple its population as compared to communities that are fully developed. This strategy ensures Flagship Fitness will be perfectly positioned to capitalize on the massive growth potential, achieve incredible value and generate remarkable returns.


Possible Locations – Nation Wide
Ramsey, Minnesota
Woodbury, Minnesota
Cottage Grove, Minnesota
Illinois
Ohio
Maryland

Competitive Landscape

What is Flagship Fitness:

- A multifaceted family lifestyle with comprehensive wellness and fitness programs
- An opportunity to appeal to the entire family, regardless of age, race, gender or income
- A 64,000 Square foot facility Family Wellness and Fitness Resort

What Makes Flagship Fitness So Great:

- A new and unique take on family-oriented fitness
- Poised to benefit overall wellness and fitness for all types of families
- Youth & Teen programs. Activities geared towards improving overall health and well-being, starting at a young age
- A way to help communities economically, while raising the health standard for every family's household

Flagship Fitness plans to offerstate of the art programs and services which will allow us to connect with our members. Unlike traditional health clubs or gyms, we won't be offering just rooms with equipment. Instead, members will have access to a wide range of premium amenities and services, as well as comprehensive programs with dedicated areas, a large team of qualified professionals, more than 300 pieces of state of the art equipment and weights, and much more.

In terms of direct competition, there is an "Anytime Fitness" franchise in a strip-mall within a block of our proposed construction site. The facility comprises of one room that totals 900 square feet. The amenities are nowhere comparable to the 64,000 Square foot facility that Flagship Fitness proposes. It lacks showers and towels, lockers, and kids programs. "Anytime Fitness" memberships start at $38.95 per month for singles.

The only other facility is a "YMCA"/Community Center in Andover, which is approximately 11.5 miles or a 20-minute drive away. They offer some amenities similar to what Flagship offers, but the quality of the facility is nowhere near comparable, which is also the case for the staff. They take a hands-off approach with members, allowing them to fend for themselves. Memberships cost $66 per month for singles, $110 for couples, and $122 for families with an extra $20 per member for over 3 adults.

By comparison, we plan to set Flagship's monthly membership dues at $64.95 for individuals, $102.95 for couples, and $134.85 for families. Members who have health insurance* will receive a $20 credit for individuals and $40 credit for families/couples every month.

Not only are Flagship's monthly dues lower than the YMCA in Andover, but we also offer significantly better amenities and services. The "Anytime Fitness" franchise cannot be considered real competition due to the limited amenities and services they offer.

Customer Acquisition

Flagship generates its revenue through membership dues and in-center products and services.

Membership Dues

Monthly membership dues and enrollment fees will represent Flagship's largest revenue source. We are proposing to sign over 5,000 members by the end of the second year of operation and expect growth to continue at a steady rate.

In-Center Revenues

In-center revenues will be generated by the sale of products, services, and programs. This will include fee-based group activities, classes, nutritional coaching, personal training and more. These revenues will also include the services and products on offer at the Flagship Café and the Flagship Spa.

The Flagship Café will provide members with a wide range of healthy foods and drinks made from organic and cage-free ingredients. The Flagship Spa will be strategically located in the center to accommodate members as well as non-members.

Furthermore, Flagship will provide additional fee-based programs for children, such as birthday parties, summer camps, parents' night out, swimming lessons and more.

Revenue Sources

The Cost of Acquisition (COA) Pre-Opening, will be larger than Post-Opening, because customers are not yet familiar with what Flagship has to offer, and the grand opening will be a large community event, sure to get the attention of our target market.

Direct Mail

Flagship pans to deliver 2 different external marketing campaigns to residents and businesses in the target market, 5-mile radius:

- 120 days prior to Opening Day, which will include a brochure of what Flagship Fitness has to offer, as well as the membership rates.
- 90 days prior to Opening Day, which will include a discounted rate for monthly memberships, if they sign up on FlagshipFitness.com.

Free Trial Period

Inside the Direct Mail, Flagship will include 7-day free passes for the whole family, so they can experience why Flagship Fitness is right for them.

Discounted Rates

Inside the direct mail will be a discount for monthly membership dues.

Paid Media Advertising

Flagship will advertise on local high-traffic area billboards ("Coming Soon"), radio and social media ads.

Construction Progress Update

6 months into construction, Flagship will provide a progress update for a release to all local news and media outlets, as well as the surrounding demographics.

Events

Flagship will host a very elaborate groundbreaking event with the City of Ramsey officials, TV and newspaper, online media sources and the general public. There will be an outdoor cookout with several different activities for the whole family, a 5K run, a parent/child fun run, a spot ad to showcase the facility, and prizes will be provided. To top the night off, there will be a grand fireworks spectacle, that is sure to gather the public.

About Flagship Fitness

Mr. Adrian Haid, the founder of Flagship Fitness, has put together a very comprehensive design and vision of thorough family wellness and fitness lifestyle activities, which is appealing for a variety of reasons. Mr. Haid has actively worked in this industry for over 20 years. He has seen firsthand and the positive affects fitness can have on individuals lives and aims to create a healthier community in his home state of Minnesota.

Flagship Fitness is designed in such a fashion, that is a step above the competition, taking health and wellness to a whole new level. The scope of the project is to be a mainstream, upscale and high-end family wellness fitness lifestyle company. The first club will be 65,000 square feet.

Flagship Fitness is an investment opportunity that will succeed due to the nature of how it will be managed as a family-oriented establishment, with a "close-nit" and one-on-one feel to each member. Flagship is not just a place to work out to stay healthy, it is an establishment where everyone will feel appreciated and want to return because they are treated like family, and not just another number. Flagship Fitness will raise the bar on the health and wellness industry and become a place of social interaction that will keep the members returning.

Team

The team is comprised of intelligent, strategic, excited and motivated individuals that have decades of experience within their field. They are all presently involved in the local fitness industries (Lifetime Fitness and YMCA), or have been in the fitness industry for more than ten years. Everyone brings broad, "inside-out" knowledge in every aspect of the club's operation and development.



Adrian Haid President & Founder

Mr. Haid has gained considerable experience in fitness club operations and administration over the past 25 years, having held a variety of high visibility managerial roles at large and reputable facilities. Prior responsibilities have included daily operations, administering hospitality controls, membership sales and marketing, equipment purchase and floor design. He has been responsible for multi-million dollar budgets and has been integral in his facilities generating as much as $5.2 million in annual revenues. During his tenure as an executive level professional in the health and wellness industry, Mr. Haid has developed a passion for bringing "next-generation" family and fitness center options to the public, and is actively pursuing his dream.



Kerry Givens Consultant/Chief Operating Officer

Mr. Givens has over 25 years of health club experience, ranging from sales and marketing to managing a 186,000 sq. ft. single site club that generates an upwards of $12 million in gross annual revenues while maintaining a 30% net profit margin. He currently serves as the managing partner of all programs undertaken by the club, including departmental policies and procedures, community outreach initiatives, and industry trade organization involvement. Throughout his career, Kerry Givens has garnered an impressive track record in efficiently managing capital and operating budgets, consistently improving profit margins for club owners, and continually upholding the highest standards in customer satisfaction.

Mr. Givens was Membership Sales Department Head at Aurora Athletic Club from 1989-1990, Membership and Marketing Director at Aerobic and Sport Conditioning Center from 1991-1993, Sales and Marketing director at the Eden Prairie Flagship Fitness Athletic Club from 1993-1998, General Manager of Flagship Athletic Club in 1998-2005 and has been General Manager at the YMCA from 2005 to present.

Mr. Givens will initially be a close consultant to Flagship and will join our team upon the opening of the second Flagship as a COO. He is presently involved with the operation of $6 million annual operations of YMCA in the Minneapolis, Minnesota area.



Paul Jilek Marketing Director

Mr. Jilek has over 15 years of marketing and interactive media experience, working with ad agencies, Retail and financial corporations, in his past. His illustrious client list includes: Best Buy, Coca Cola, Qwest, Children's Hospital Association (CHA), Edina Realty, Lifetime Fitness, Wooddale Tennis Center, United States Tennis Association - Northern, Honda, Dodge, Toyota, Gander Mountain, Ebert's & Gerbert's, 3M, DuPont, Seagate, Western Digital, Wells Fargo, General Mills, Honeywell, Hallmark, Wal-Mart, Marriott Hotel, Hampton Inn, Residence Inn, and Hyatt Place. With his strong background in marketing and promotional campaign development, he will serve as an invaluable member of the Flagship team.



Michael Johnson Interim Chief Financial Officer

Mr. Johnson has over 40 years of business experience developing, managing and owning businesses nationally and internationally. He is currently the CFO of a public trading company responsible for financial reports, SEC filings, EDGAR filings and year end audits. Prior to this position he has business experiences including owning and operating a national franchise nutrition and fitness company in the health and wellness field.

In the business finance field, he has been the CFO for private and public companies including check cashing store operations grossing over $200 million per year, compliance services for money wire centers, forensic accounting services, business tax preparations and representing clients before the Internal Revenue Service, heading up the payroll division of TLS, and was the CFO of the first Two-D bar code public trading company in the United States. He has a degree in Economics from Luther College and a Master's Degree from the University of Wisconsin.



Kendra Lovejoy Club General Manager

As Flagship General Manager, Ms. Lovejoy will bring a breadth of experience from the health and fitness industry to the team. She has served as department head for various group fitness programs, fitness and aquatics instruction, as well as several leadership roles at Lifetime Fitness, the YMCA and Lifestyles, over the past 15 years.



Kimberly Jilek Spa Department Head

Mrs. Jilek has over 15 years of experience in the spa industry, has as a background in management and human resources, and managed a $25 million dollar portfolio, investor relations and employee relations. Mrs. Jilek has always had a passion for the spa industry, learning at a young age, how to take care of her body's well-being. She continues to stay up-to-date with the industry's trends and changes to ensure customers receive the best overall experience. Mrs. Jilek takes pride in herself by making people feel welcome, relaxed and rejuvenated during their visit to the Flagship Spa.

Use of Proceeds

Topline Credit Unions has agreed to finance the project, but there are some costs that a bank will not finance. The following is what will not be covered by the bank loan, and will need to be covered by an equity partner.

- Flagship Pre-Operational Expenses = $680,000
- Flagship Operational Reserve Capital = $1,088,000
- Netcapital Fees (4%) = $68,000
- **TOTAL FUNDING REQUESTED: $1,700,000**
    - In return the investors will get 15% of the shares in the company.

Additional Financing

Netcapital investors will receive up to a 15% ownership stake in the company (2,656,250 shares at $0.64 per share) for the $1,700,000 that Flagship is looking to raise. That puts a valuation of $11,300,000 post investment.

In addition to this Netcapital funding round, Flagship has a commitment for an additional round of funding (the A-Round). This additional commitment will be an investment of $2,900,000 for a 10% (1,960,784 shares) stake in the company. The investor will only invest if Flagship raises the $1,700,000 in this Netcapital round.

This additional round of funding has been negotiated at $1.48 per share, higher than the price for Netcapital investors of $0.64 per share. The post investment value of Flagship Fitness will be $29,000,000 after this investment.

Be a Part of Flagship Fitness, Inc.

This is a side-by-side offering of Common Stock, under registration exemptions 4(a)(6) and 506(c), in Flagship Fitness, Inc.. Up to $1,070,000.00 may be raised under the 4(a)(6) exemption. Netcapital will determine which exemption applies to your investment and notify you before you complete your investment.

The amount raised under the two exemptions must total at least $10,000 by April 30, 2019 at 12:00pm ET. If the total doesn't reach its *target*, then your money will be refunded. Flagship Fitness, Inc. may issue additional securities to raise up to $1,700,000, the offering's *maximum*.

$0 raised

$10,000 minimum

If the side-by-side offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

17,656,250 shares × $0.64 per share
= $11,300,000 implied valuation

Pitch Deck


FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."
1


What Is Flagship Fitness?
✓ A multifaceted family lifestyle with comprehensive wellness and fitness programs
✓ An opportunity to appeal to the entire family, regardless of age, race, gender or income
✓ A Family Wellness and Fitness Resort
www.FlagshipFitness.com
2
FLAGSHIP FITNESS INC.


What Makes Flagship Fitness So Great?
✓ New and unique look on family-oriented fitness
✓ Poised to benefit overall wellness and fitness for all types of families
✓ Youth & Teen programs. Activities geared towards improving overall health and well-being, starting at a young age
✓ A way to help communities economically, while raising a cherished health standard for every family's household
www.FlagshipFitness.com
3
FLAGSHIP FITNESS INC.


Proposed Ramsey Flagship Fitness Site
FLAGSHIP FITNESS
Site Location
Bunker Lake Blvd
Armstrong Blvd NW
Ramsey Blvd NW
SUNWOOD DRIVE
www.FlagshipFitness.com
4
FLAGSHIP FITNESS INC.

Proposed Building Exterior



Conceptual Design



Proposed Indoor Aquatic Center


FLAGSHIP

FLAGSHIP FITNESS® INC.

"Leading Families to a Healthier Way of Living."

Flagship Fitness Offerings


What Can You and Your Family Do at Flagship Fitness?
Flagship Day Spa
www.FlagshipFitness.com
9
FLAGSHIP


What Can You and Your Family Do at Flagship Fitness?
Flagship Cafe
www.FlagshipFitness.com
10
FLAGSHIP


What Can You and Your Family Do at Flagship Fitness?
Indoor Aquatics
www.FlagshipFitness.com
11
FLAGSHIP


What Can You and Your Family Do at Flagship Fitness?
Racquet Ball
www.FlagshipFitness.com
12
FLAGSHIP


What Can You and Your Family Do at Flagship Fitness?
Family Cardio Arcade
www.FlagshipFitness.com
13
FLAGSHIP FITNESS INC.


What Can You and Your Family Do at Flagship Fitness?
Gymnasium
www.FlagshipFitness.com
14
FLAGSHIP FITNESS INC.


What Can You and Your Family Do at Flagship Fitness?
Wellness & Comprehensive Education Seminars
www.FlagshipFitness.com
15
FLAGSHIP FITNESS INC.


What Can You and Your Family Do at Flagship Fitness?
Personal Training Services
www.FlagshipFitness.com
16
FLAGSHIP FITNESS INC.

What Can You and Your Family Do at Flagship Fitness?



[redacted]